SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Computer Software Innovations, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019223106

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fertilemind Capital Fund I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

547,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

547,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

547,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fertilemind Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

547,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

547,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

547,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aram Fuchs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

547,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

547,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

547,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of May 13, 2009.

ITEM 1.	Security and Issuer.

This statement relates to the shares of shares of Common Stock, no par value (“Common Stock”), of Computer Software Innovations, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 900 East Main Street, Suite T, Easley, South Carolina 29640.

ITEM 2.	Identity and Background.
(a)-(c) and (f)	The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:
•	Fertilemind Capital Fund I, L.P., a Delaware limited partnership (the “Fund”).
•	Fertilemind Management, LLC, a Delaware limited liability company (“FML”).
•	Aram Fuchs, a citizen of the United States (“Mr. Fuchs”).

FML is the managing general partner of the Fund. Mr. Fuchs is the managing member of FML. FML and Mr. Fuchs may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.

The business address of each of the Fund, FML and Mr. Fuchs is 450 Seventh Avenue, Suite 2100, New York, NY 10123.

The principal business of the Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of FML is serving as the managing general partner of the Fund, and providing investment management services to other funds.

Mr. Fuchs’s principal occupation is serving as the managing member of FML.

(d)        During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$668,957

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their purchasing, selling and trading in securities.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may communicate with the Issuer’s management and/or Board or with other shareholders to discuss any purposes, plans or proposals.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)        The Reporting Persons beneficially own the 547,000 shares of Common Stock held by the Fund representing 7.6% of all of the outstanding shares of Common Stock.

(b)        The Fund, FML and Mr. Fuchs have shared power to vote or direct the vote of the 547,000 shares of Common Stock held by the Fund.

The Fund, FML and Mr. Fuchs have shared power to dispose or direct the disposition of the 547,000 shares of Common Stock held by the Fund.

(c)        The transactions effected by the Reporting Persons since August 6, 2007 through the date hereof are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during such period.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Schedule 1 – Transactions Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	May 13, 2009

FERTILEMIND CAPITAL FUND I, L.P.
By: Fertilemind Management, LLC, as General Partner

By: /s/ Aram Fuchs
Aram Fuchs, Managing Member

FERTILEMIND MANAGEMENT, LLC

By: /s/ Aram Fuchs
Aram Fuchs, Managing Member

/s/ Aram Fuchs
Aram Fuchs

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Computer Software Innovations, Inc. dated as of May 13, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	May 13, 2009

FERTILEMIND CAPITAL FUND I, L.P.
By: Fertilemind Management, LLC, as General Partner

By: /s/ Aram Fuchs
Aram Fuchs, Managing Member

FERTILEMIND MANAGEMENT, LLC

By: /s/ Aram Fuchs
Aram Fuchs, Managing Member

/s/ Aram Fuchs
Aram Fuchs

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Fertilemind Capital Fund I, L.P. during the past sixty (60) days (and from August 6, 2007):

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
10/03/2007	Common	135,000	$1.25
10/05/2007	Common	200,000	$1.25
10/08/2007	Common	156,000	$1.25
02/04/2008	Common	500	$1.10
02/05/2008	Common	1,500	$1.10
02/08/2008	Common	6,400	$1.10
03/18/2008	Common	(300)	$1.15
03/20/2008	Common	(500)	$1.10
04/16/2008	Common	3,400	$0.95
04/24/2008	Common	10,000	$0.99
04/25/2008	Common	12,500	$0.99
04/30/2008	Common	10,000	$0.98
03/24/2009	Common	2,500	$0.93

The above transactions were effected on the open market.